UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ____________________________

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                             Inter-Tel, Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    458372109
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                                 (CUSIP Number)

                                Steven G. Mihaylo
                           P.O. Box 19790 Reno, Nevada
                                      89511
                                 (775) 338-4699
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                   Copies to:

                             Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                                  June 28, 2006
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------- --------------------------------------------------------------------
1.         Names of Reporting Persons. Steven G. Mihaylo

           I.R.S. Identification Nos. of above persons (entities only).
           Not applicable.
---------- --------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (see Instructions)
                      (A) [X]
                      (B) [ ]
--------- --------------------------------------------------------------------
3.         SEC Use Only

---------- --------------------------------------------------------------------
4.         Source of Funds (see Instructions)
           OO, BK
---------- --------------------------------------------------------------------
5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)     [__]
---------- --------------------------------------------------------------------
6.         Citizenship or Place of Organization

           United States of America
------------------------- -------- --------------------------------------------
Number of Shares          7.       Sole Voting Power
Beneficially Owned by
Each Reporting Person              5,179,498
With                      -------- --------------------------------------------
                          8.       Shared Voting Power

                                   None
                          -------- --------------------------------------------
                          9.       Sole Dispositive Power

                                   5,179,498
                          -------- --------------------------------------------
                          10.      Shared Dispositive Power

                                   None
---------- --------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           5,179,498
---------- ---------------------------------------------------------------------
12.        Check if the Aggregate Amount In Row (11) Excludes Certain Shares
           (See Instructions)    [__]

---------- ---------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row 11

           19.6%
---------- ---------------------------------------------------------------------
14.        Type Of Reporting Person (See Instructions)

           IN
---------- ---------------------------------------------------------------------

CUSIP No. 458372 109
          ----------

---------- --------------------------------------------------------------------
1.         Names of Reporting Persons.   Vector Capital Corporation

           I.R.S. Identification Nos. of above persons (entities only).
           94-3311525
---------- --------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (see Instructions)
                      (A) [X]
                      (B) [ ]
--------- --------------------------------------------------------------------
3.         SEC Use Only

---------- --------------------------------------------------------------------
4.         Source of Funds (see Instructions)
           OO, BK
---------- --------------------------------------------------------------------
5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)     [__]
---------- --------------------------------------------------------------------
6.         Citizenship or Place of Organization

           State of Delaware
------------------------- -------- --------------------------------------------
Number of Shares          7.       Sole Voting Power
Beneficially Owned by
Each Reporting Person              None*
With                      -------- --------------------------------------------
                          8.       Shared Voting Power

                                   None*
                          -------- --------------------------------------------
                          9.       Sole Dispositive Power

                                   None*
                          -------- --------------------------------------------
                          10.      Shared Dispositive Power

                                   None*
---------- --------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           None*
---------- ---------------------------------------------------------------------
12.        Check if the Aggregate Amount In Row (11) Excludes Certain Shares
           (See Instructions)    [X]*

---------- ---------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row 11

           0%
---------- ---------------------------------------------------------------------
14.        Type Of Reporting Person (See Instructions)

           CO
---------- ---------------------------------------------------------------------
*Vector Capital Corporation affirms membership in a "group" for purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, with Steven G. Mihaylo, but disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Mr. Mihaylo.

This Amendment No. 6 amends and supplements the Schedule 13D, dated March 3, 2006 (the "Original Schedule 13D"), and filed by Steven G. Mihaylo ("Mr. Mihaylo") with the Securities and Exchange Commission (the "SEC") on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 ("Amendment No. 1"), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 ("Amendment No. 2"), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 ("Amendment No. 3"), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation ("Vector") with the SEC on May 18, 2006 ("Amendment No. 4"), and Amendment No. 5 thereto, dated June 15, 2006 and filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 ("Amendment No. 5" and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Schedule 13D"), with respect to the common stock, no par value per share ("Common Stock"), of Inter-Tel, Incorporated ("Inter-Tel"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

ITEM 2.       IDENTITY AND BACKGROUND.

         The response to Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 2.

                  Alexander R. Slusky ("Mr. Slusky") is the sole Director and President of Vector and Dewey Chambers ("Mr. Chambers") is the Chief Financial Officer of Vector.

                  Each of Mr. Slusky and Mr. Chambers are United States citizens. The business address of each is c/o Vector, 456 Montgomery Street, 19th Floor, San Francisco, California 94104.

                  During the last five years, neither Mr. Slusky nor Mr. Chambers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.       PURPOSE OF TRANSACTION.

         The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4.

                  On June 28, 2006, Mr. Mihaylo, Summit and Inter-Tel entered into an amendment to the Settlement Agreement (the "Amendment"). In addition to other related issues, the Amendment specifically provides that:

                  o Inter-Tel will provide additional due diligence to Mr. Mihaylo and his financing sources.

                  o The Inter-Tel Board will not review or respond to Mr. Mihaylo's and Vector's June 14, 2006 proposal to purchase Inter-Tel for $22.50 per share in cash, which proposal was conditioned upon, among other things, "confirmatory due diligence."

                  o Mr. Mihaylo will have until July 28, 2006 to submit a proposal to the Inter-Tel Board not conditioned on "confirmatory due diligence" to purchase all of Inter-Tel's shares for cash.

                  All other provisions of the Settlement Agreement remain in place.

                  A copy of the Amendment is filed as Exhibit 14 hereto and is incorporated by this reference.

                  Also on June 29, 2006, Mr. Mihaylo and Inter-Tel announced that they had entered into the Amendment. A copy of the press release is filed as Exhibit 15 hereto and is incorporated herein by this reference.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 5.

                  Neither Mr. Slusky nor Mr. Chambers has sole or shared voting or dispositive power with respect to any shares of Common Stock, and each disclaims beneficial ownership of shares of Common Stock beneficially owned by Mr. Mihaylo.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 6.

                  The information set forth in Item 4 hereof with respect to the Amendment is incorporated herein by this reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by deleting the reference to Exhibit 14 and replacing it with the following:

          Exhibit 14: Amendment to Settlement Agreement, dated June 28, 2006, among Inter-Tel, Incorporated, Steven G. Mihaylo and Summit Growth Management LLC.

          Exhibit 15: Press release issued by Inter-Tel, Incorporated and Steven G. Mihaylo on June 29, 2006.

          Exhibit 16: Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 29, 2006

                                               /s/ Steven G. Mihaylo
                                               ---------------------------------
                                               STEVEN G. MIHAYLO


                                               VECTOR CAPITAL CORPORATION

                                               By:  /s/ Christopher G. Nicholson
                                               ---------------------------------
                                               Name: Christopher G. Nicholson
                                               Its:  Authorized Signatory

                                  EXHIBIT INDEX

The Exhibit Index to the Schedule 13D is hereby amended and supplemented by deleting the reference to Exhibit 14 and replacing it with the following:


          Exhibit 14: Amendment to Settlement Agreement, dated June 28, 2006, among Inter-Tel, Incorporated, Steven G. Mihaylo and Summit Growth Management LLC.

          Exhibit 15: Press release issued by Inter-Tel, Incorporated and Steven G. Mihaylo on June 29, 2006.

          Exhibit 16: Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).